

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

November 20, 2008

<u>**Via Facsimile 011-33-1-56-59-39-38 and U.S. Mail**</u>

Linda Hesse
Jones Day
120 rue du Faubourg Saint-Honoré
75008 Paris, France

      Re: Wavecom S.A.
              Amendment No. 2 to Schedule 14D-9 filed on November 19, 2008
              SEC File No. 5-50760

Dear Ms. Hesse:

We have reviewed the amended Schedule 14D-9 listed above and the accompanying response letter. We have the following additional comments:

1. Refer to comment 1 in our prior letter dated November 10, 2008 and your response. In your response to our request to update the status of your efforts to explore "alternative solutions" to the Gemalto offer, you state that "the Company does not believe that further disclosure is required until an agreement in principle on a tender offer or other acquisition, if any, has been reached." You reach this conclusion by referencing the Instruction to Item 1006(d)(1) of Regulation M-A. However, the last sentence of that Instruction contemplates disclosure before an actual agreement in principle is reached: "[D]isclosure indicating that negotiations are being undertaken or are underway and are in the preliminary stages is sufficient." In fact, you did disclose in the initial Schedule 14D-9 the existence of "exploratory conversations" with third parties concerning the possibility of an alternate transaction. The staff understands that you must balance the need to fully inform shareholders of all relevant facts with respect to your discussions concerning alternatives to Gemalto's hostile tender offer against your concerns of jeopardizing such negotiations or misleading shareholders through premature disclosure. However, you must be mindful of your disclosure obligations pursuant to Schedule TO. We believe that the fact that no agreement in principle exists does into necessarily relieve you of any further disclosure obligations. Please revise the Schedule 14D-9 as necessary to respond to our initial comment, or advise.

2. Refer to prior comment 5 and your response. To the extent that Mr. Alard's intent to tender into the Offer changes, please confirm that you will update the disclosure accordingly.

<u>Closing Comments</u>

Please amend your filing in response to these comments or provide an analysis in your response letter as to why no amendment is necessary. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please file such letter on EDGAR.

Please understand that we may have additional comments after reviewing your amended filing and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Regards,

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions